May 24, 2012

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn:	Larry Spirgel
Assistant Director

Re:	ATA Inc.
Form 20-F for the fiscal year ended March 31, 2011
Filed June 15, 2011
File No. 001-33910

Ladies and Gentlemen:

We received your letter dated May 8, 2012, setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) on our above-referenced Form 20-F (the “FY2011 20-F”). Our responses to the specific comments, including proposed disclosure to be added in ATA Inc.’s Form 20-F for the fiscal year ended March 31, 2012 (the “FY2012 20-F”), are set forth below. For the convenience of the Staff, each comment from your letter is restated in bold prior to the response to such comment. Throughout our response, references to “ATA,” “the Company,” “we,” “us”, or “our” refer to ATA Inc., its subsidiaries and consolidated variable interest entity, while other terms not otherwise defined herein have the meaning ascribed to them in our letter dated April 2, 2012.

The Company would like to advise the Staff that it intends to file the FY2012 20-F on or around June 6, 2012.

Form 20-F for the fiscal year ended March 31, 2011

1.                                      Please disclose the Renminbi or dollar amount secured by the registered equity pledge.

The Company advises the Staff that the equity pledge was registered in an amount of RMB32,000,000, with the amounts secured by Mr. Xiaofeng Ma’s and Mr. Lin Wang’s equity pledges equaling RMB28,800,000 and RMB3,200,000, respectively. The Company confirms that it will disclose such amounts in the FY2012 20-F under the paragraph heading “Equity pledge agreement, dated October 27, 2006, as amended and restated on February 12, 2007, and as amended on July 7, 2009” in “Agreements among ATA BVI, ATA Learning and ATA Online” under Item 7.B.

D. Risk Factors, page 5

We may lose the ability to use and enjoy assets.....page 15

2.                                      We note the proposed disclosure provided in your response to prior comment 8 from our letter dated March 9, 2012, that “according to the call option and cooperation agreement, before ATA BVI (or a qualified entity designated by ATA BVI) has acquired all the equity or assets of ATA Online by exercising the call option, ATA Online and its shareholders shall not sell, assign, mortgage or otherwise dispose of, or create any encumbrance on, any of its assets, operations or any legal or beneficial interests with respect to its revenues, unless [it] relates to its daily operation or has been disclosed to and agreed by ATA BVI in writing.” We note that the company’s PRC legal counsel has advised that these terms should be interpreted by a PRC court to preclude ATA Online from entering into voluntary liquidation without ATA BVI’s consent. Further, we note Article 5 of your call option and cooperation agreement filed as Exhibit 10.12 to your Form F-1 filed on January 8, 2008 mirrors the proposed disclosure. Please tell us, in a supplemental response, what article of what PRC law, if any, may be relied upon by the PRC court to preclude ATA Online from entering into voluntary liquidation without ATA BVI’s consent in applying the call option and cooperation agreement covenant “not to sell, assign, mortgage or otherwise dispose of or create any encumbrance on, any of its assets, operations or any legal or beneficiary interests....”

The Company advises the Staff, based on advice from its PRC counsel, that, although there are no PRC laws barring ATA Online from entering into voluntary liquidation without ATA BVI’s consent, if ATA Online were to voluntarily liquidate without ATA BVI’s consent, ATA BVI could bring a claim against ATA Online and its shareholders under Article 107 of the Contract Law of the People’s Republic of China (the “PRC Contract Law”) claiming a breach of article 5 of the call option and cooperation agreement. Under the terms of the call option and cooperation agreement, any such claim would be subject to arbitration in accordance with the then effective arbitration rules of the China International Economic and Trade Arbitration Commission. Under Article 107 of the PRC Contract Law, the arbitration body could rule in ATA BVI’s favor and render an award to order ATA Online to cease the breach and halt the liquidation or order payment of damages resulting from the breach of contract (subject, in the case of a bankruptcy proceeding, to the limitations described in the first paragraph to the response to Comment 3). If ATA Online refuses to abide by the arbitral award, ATA BVI could apply for enforcement of the arbitral award by a PRC court.

3.                                      Further, tell us under what circumstances a voluntary bankruptcy would be permissible under the agreements or per a PRC court ruling potentially. We note your continued reference to the possibility of such a voluntary liquidation proceeding in your response, please specifically address whether or not an involuntary bankruptcy would potentially be interpreted by a PRC court as “relating to [the] daily operation” of the VIE, as referenced in Article 5 to the call option and cooperation agreement.

The Company advises the Staff that a voluntary bankruptcy is a legal proceeding whereby a debtor voluntarily files a petition for relief from creditors in court. A voluntary liquidation, as opposed to a voluntary bankruptcy, does not require judicial approval, or even judicial involvement, and companies may file for voluntary liquidation with the local administration for industry and commerce and be dissolved at its own discretion, subject to any contractual limitations. In either case, there are no PRC laws barring ATA Online from entering into voluntary bankruptcy or voluntary liquidation without ATA BVI’s consent or any third party’s consent. Similar to a voluntary liquidation outlined above in the response to Comment 2, if ATA Online applies for voluntary bankruptcy without ATA BVI’s consent, ATA BVI could bring a claim in arbitration against ATA Online under the PRC Contract Law claiming breach of article 5 of the call option and cooperation agreement. If the arbitration body rules in favor of ATA BVI, but ATA Online refuses to abide by the arbitral award, ATA BVI may apply for enforcement of the arbitral award by a PRC court. Under Article 20 of the Enterprise Bankruptcy Law of the People’s Republic of China (the “PRC Bankruptcy Law”), after the PRC court accepts an application for bankruptcy, any civil action or arbitration involving the relevant debtor that is in progress shall be suspended. The action or arbitration can be resumed after a bankruptcy administrator takes over the debtor’s assets, while under Article 21 of the PRC Bankruptcy Law any new civil action involving the debtor shall be initiated in the bankruptcy court. While the breach of contract claim may be brought after the bankruptcy proceeding has begun, PRC laws do not provide a clear right to halt the bankruptcy proceeding in the event that the submission of the petition for voluntary bankruptcy is in breach of a contractual obligation. As a result, we may be unable in practice to halt a voluntary bankruptcy of ATA Online through a claim of breach of article 5 of the call option and cooperation agreement.

Regarding the “daily operation” clause in the call option and cooperation agreement referred to in the Staff’s comment, the Company understands, based on advice from its PRC counsel, that PRC courts would be unlikely to interpret a voluntary or involuntary bankruptcy or liquidation as “relating to [the] daily operation” of ATA Online, as any bankruptcy or liquidation is an extraordinary event outside the course of a company’s normal daily business operations.

4.                                      Please tell us generally, the governing PRC rules and articles, including the circumstances under which voluntary bankruptcies are permitted in the PRC.

The Company advises the Staff that a voluntary bankruptcy is a legal proceeding whereby a debtor voluntarily files a petition for relief from creditors in court. The principal PRC law governing bankruptcies is the PRC Bankruptcy Law. According to Articles 2 and 7 of the PRC Bankruptcy Law, a debtor may apply for voluntary bankruptcy where it fails to pay off its debts as they become due and (i) it lacks sufficient assets to pay the debts or (ii) it has obviously lost the ability to discharge its liabilities.  Upon a PRC court’s acceptance of the bankruptcy proceeding, it will appoint a bankruptcy administrator to carry out the bankruptcy proceeding.

Bankruptcies in the PRC typically result in liquidation. Alternatively, the debtor company, the creditors or investors holding more than 10% of the company’s registered capital may, after the court accepts the application for bankruptcy and before the debtor is announced bankrupt, apply to the court for restructuring.

This is most common where the debtor company has a reliable revenue stream and/or demonstrated ability to repay its debts. If the court approves the application for restructuring, the debtor company or the bankruptcy administrator must submit a restructuring plan to be voted on by the creditors.

5.                                      We note your responses to prior comments 7 and 8 from our letter dated March 9, 2012, that the call option and cooperation agreement will remain effective during liquidation and Mr. Kevin Xiaofeng Ma and Mr. Walter Lin Wang will remain shareholders of ATA Online during such time. Please tell us, in a supplemental response, the PRC law and corresponding article that address rejection of contracts in bankruptcy proceedings, the authority for rejection of VIE agreements specifically, the process for same, and how if at all your VIE agreements address these debtor-in-possession rights, to the extent this avenue exists in the PRC.

The Company advises the Staff, based on advice from its PRC counsel, that PRC laws only permit the rejection of contracts in bankruptcy proceedings in certain limited circumstances, such as questionable transactions that amount to fraudulent transfers or unfair preferences. According to Article 31 of the PRC Bankruptcy Law, a PRC bankruptcy court has the right to declare the following transactions void (a) within one year before a court accepts a bankruptcy petition if they involve: (1) transferring the assets free of charge, (2) transactions at an obviously unreasonable price, (3) providing asset guaranty to those debts without any asset guaranty, (4) paying off the undue debts in advance, or (5) giving up the creditor’s right; or (b) within six months before a court accepts a bankruptcy application if they involve paying creditors when the company is insolvent, except where the payment has benefitted the company; or (c) at any time if they involve: (1) concealing or transferring the debtor’s assets in order to avoid the debts, or (2) fabricating any debt or acknowledging any unreal debt.

In addition, under Article 18 of the PRC Bankruptcy Law, after the PRC court accepts an application for bankruptcy, the bankruptcy administrator shall decide to terminate or continue to perform pre-bankruptcy contracts that have not been fully performed by each contracting party and notify the parties of its decision. Where the bankruptcy administrator fails to inform the parties concerned within two months of the court’s acceptance of the petition or 30 days after the non-debtor contracting party requests a decision, the contract is deemed terminated. The contract may also be deemed terminated if the administrator fails to guarantee the continued performance of the contract upon a request by the non-debtor contracting party.  If a bankruptcy administrator or creditor terminates a contract according to the abovementioned provisions, the non-debtor party may still exercise its creditor’s right on the basis of the right to compensation for the damage as generated therefrom under the Article 53 of the PRC Bankruptcy Law.  For example, once ATA Online enters into bankruptcy, its future obligation to perform under the technical support agreement and strategic consulting service agreement would likely be discontinued, but any outstanding amounts due under those contracts would remain due. The administrator may also terminate ATA Online’s obligations under the call option and cooperation agreement to protect creditors’ interests in ATA Online’s assets.

However, the call option and cooperation agreement would still remain in effect in relation to the other parties thereto, and ATA BVI could exercise its rights under the call option and cooperation agreement to acquire the entire equity interest of ATA Online from its shareholders during the bankruptcy proceeding. Other than as described above, the Company is not aware of any article in the Bankruptcy Law, or any other PRC law or regulation, that would lead to a rejection, invalidation or termination of any of the VIE agreements during liquidation or bankruptcy proceedings.

ATA Online’s VIE agreements do not specifically address their effect in a bankruptcy of ATA Online or debtor-in-possession rights because, except as described above, the contracts would remain in effect during a bankruptcy of ATA Online. As mentioned in the response to Comment 2 and 3, if ATA Online applies for voluntary liquidation or bankruptcy without ATA BVI’s consent, ATA BVI could bring a claim in arbitration against ATA Online under the PRC Contract Law claiming breach of article 5 of the call option and cooperation agreement.

6.                                      We note your response to comment 12 from our letter dated April 13, 2012, that “[i]f ATA Online undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets, thereby hindering [your] ability to operate [your] online test preparation business.” Please tell us what rights a shareholder or unrelated third party creditor may claim to some or all of the assets of ATA Online, separately, to what kinds of assets and how the bankruptcy proceedings would resolve the claims. Please tell us separately how your VIE agreements plan for the resolution of the exercise of rights the shareholders of ATA Online have, if at all. Please tell us how the process of the claim resolution of these rights would work and what priority the shareholders of ATA Online would have and the various priorities of unrelated third party creditors.

The Company advises the Staff, based on advice from its PRC counsel, that in a bankruptcy proceeding or liquidation proceeding, under the PRC Bankruptcy Law (in relation to a bankruptcy proceeding) and the Company Law of the People’s Republic of China (the “PRC Company Law”) (in relation to a liquidation proceeding not involving bankruptcy), all assets belonging to ATA Online are available to be claimed by third party creditors, and ATA Online’s shareholders may claim any remaining assets upon completion of the bankruptcy or liquidation proceeding. The sequence of priority for the distribution of assets is the same for bankruptcy and liquidation.

According to the Bankruptcy Law, the insolvent assets shall be liquidated according to the following sequence: (1) wages and defaulted debts owed to employees for medical treatment, insurance premiums and other legally required employee compensation incurred prior to June 1, 2007; (2) secured creditors to the extent of the value of the collateral; (3) bankruptcy expenses and community liabilities (debts incurred for the common benefit of creditors); (4) the wages, pensions and subsidies for medical treatment and disability benefits for employees; (5) social insurance premiums and taxes; and (6) unsecured creditor claims.

Where the insolvent assets are not enough to satisfy the requirements for liquidation within each of the above categories, they shall be distributed proportionately within the category in accordance with the amount of debt owed. The shareholders of the liquidated company, such as ATA Online, may claim any remaining assets after completion of the above liquidation proceedings.

The referenced disclosure regarding “claiming rights to some or all of its assets” refers to claims by ATA Online’s creditors (including its shareholders if they have lent money to ATA Online or otherwise become a creditor of ATA Online) in a bankruptcy or involuntary liquidation proceeding as well as claims by its shareholders for any remaining assets after all creditors have been paid in full.  The disclosure is intended to convey that a bankruptcy or involuntary liquidation process may disrupt ATA’s business operations that rely on assets held by ATA Online, such as its ICP license, as interests in them may be claimed by ATA Online’s creditors.

Regarding how the VIE agreements account for the rights of ATA Online’s shareholders in a liquidation or bankruptcy, under the call option and cooperation agreement, ATA BVI can call the share equity owned by ATA Online’s shareholders at any time prior to final distribution of the assets to ATA Online’s shareholders.  If ATA Online entered into a voluntary liquidation without ATA BVI’s consent, ATA BVI could also bring a claim in arbitration against ATA Online’s shareholders for breach of contract (see response to Comment 2) even after completion of the liquidation.  In addition, under clause 1.6 of the loan agreements, ATA BVI or its designee also has a claim to all of the funds distributed to ATA Online’s shareholders following completion of a liquidation as that would likely be considered the shareholders’ interests in ATA Online.

The VIE agreements do not grant ATA BVI rights in priority to other third party creditors in liquidation procedures.

Regarding the priorities of third party creditors in a bankruptcy or liquidation, see the second paragraph of this response.

7.                                      Further, you state that you can take part in the liquidation procedures as a general creditor pursuant to PRC law to recover any outstanding liabilities owed by ATA Online to your wholly owned subsidiaries under the contractual arrangements. Please describe the entirety of the basis of your potential claims against the VIE in bankruptcy, including the fees, loans, rights or awards that would be considered owed to you, forming the basis of any bankruptcy claim by your wholly owned subsidiaries under the contractual arrangements. We note that fees under the technical support agreement and strategic consulting service agreement are based on actual services required by ATA Online and that during the periods presented no services were provided under these agreements. In addition, under the loan agreements you are only entitled to dividends declared by ATA Online.

The Company advises the Staff that although ATA Learning did not charge fees for its services under the technical support agreement and strategic consulting service agreement for the period from 2007 through 2012, ATA Learning does plan to continue to render actual services in the future to ATA Online, such as technical support and professional training necessary for carrying out ATA Online’s business, maintenance for computer facilities, website design and installation, testing and maintenance services for ATA Online’s network and computer system. In such case, ATA Learning would have a valid claim against ATA Online in bankruptcy under the technical support agreement and strategic consulting service agreement for future fees incurred as an unsecured creditor.

Alternatively, ATA BVI can designate a third party to acquire all the equity interest in ATA Online under the call option and cooperation agreement and the loan agreements. ATA BVI or its designee could also obtain all the assets remaining after ATA Online’s creditors have been paid in full by exercising its rights under the call option and cooperation agreement. In addition, under clause 1.6 of the loan agreements, ATA BVI or its designee also has a claim to all of the funds distributed to ATA Online’s shareholders following completion of a liquidation as that would likely be considered the shareholders’ interests in ATA Online. In theory, ATA Learning could also enforce the equity pledge against ATA Online’s shareholders on behalf of ATA BVI.  To the Company’s knowledge, as advised by its PRC counsel, no legal restrictions exist on the exercise of its equity pledges against ATA Online’s shareholders during bankruptcy or liquidation. However, the equity pledges are unlikely to provide any economic value in case of an insolvent company.

8.                                      Tell us how the equity pledge agreement and equity pledge would be treated in bankruptcy. We note your reference to the WFOE having recourse against the VIE shareholders to dispose of the pledge. However, it appears that once the VIE is in bankruptcy, the equity securing the registered pledge may not be forced into auction by PRC Property Law, but instead come under the protection of the bankruptcy proceedings. Please advise.

To the Company’s knowledge, as advised by its PRC counsel, there are no PRC laws barring ATA BVI from enforcing the pledges against ATA Online’s shareholders during a voluntary or involuntary liquidation proceeding. Similarly in bankruptcy, whether voluntary or involuntary, the Company could enforce the equity pledges against each of ATA Online’s shareholders to indemnify any losses under the technical support agreement and strategic consulting service agreement with priority over any unsecured creditors of ATA Online’s shareholders. However, the equity pledges are unlikely to provide any economic value in case of an insolvent company.

********

If you have any further questions or comments, or would like clarification as to any of the information provided in this letter, please do not hesitate to contact me at (86-10) 6518-1122 ext. 5107 or David Roberts (86-10) 6563-4209) or Tom Hall (86-10) 6563-4202) of O’Melveny & Myers LLP.

Respectfully submitted,

/s/ Benson Tsang

		Name:	Benson Tsang
		Title:	Chief Financial Officer

cc:	David Roberts
Thomas Hall
O’Melveny & Myers LLP